Exhibit 99.1

Vipshop Reports Unaudited Second Quarter 2018 Financial Results

Conference Call to Be Held at 8:00 A.M. U.S. Eastern Time on August 14, 2018

Guangzhou, China, August 13, 2018 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Highlights

•                  Total net revenue for the second quarter of 2018 increased by 18.4% year over year to RMB20.7 billion (US$3.1 billion) from RMB17.5 billion in the prior year period.

•                  The number of active customers1 for the second quarter of 2018 increased by 6% year over year to 29.8 million from 28.1 million in the prior year period.

•                  Total orders2 for the second quarter of 2018 increased by 31% year over year to 111.3 million from 84.8 million in the prior year period.

•                  Gross profit for the second quarter of 2018 increased by 4.8% year over year to RMB4.0 billion (US$611.1 million) from RMB3.9 billion in the prior year period.

•                  Net income attributable to Vipshop’s shareholders for the second quarter of 2018 increased by 76.4% year over year to RMB681.6 million (US$103.0 million) from RMB386.5 million in the prior year period.

•                  Non-GAAP net income attributable to Vipshop’s shareholders3 for the second quarter of 2018 was RMB576.9 million (US$87.2 million), as compared with RMB672.6 million in the prior year period.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “In the second quarter of 2018, we saw a positive trend in the growth of the number of active customers and continued improvement in customer stickiness. We worked closely with our strategic partners, Tencent and JD.com, in order to unlock the value the strategic alliance presents for all three parties. As such, we are keenly focused on our merchandising strategy, which will further fortify our position as China’s leading online discount retailer.”

Mr. Donghao Yang, Chief Financial Officer of Vipshop, further commented, “During the quarter, our average revenue per customer increased by approximately 12% year over year, which was a testament of the loyalty of our customers. As we continue to procure desirable products and offer them to our customers at favorable prices, we believe we will create more differentiation and further expand our market share over time.”

1  “Active customers” are defined as registered members who have purchased from the Company or the Company’s online marketplace platforms at least once during the relevant period.

2  “Total orders” are defined as the total number of orders placed during the relevant period, including the orders for products and services sold in the Company’s online sales business and on the Company’s online marketplace platforms, net of orders returned.

3  Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding share-based compensation expenses, impairment loss of investments, amortization of intangible assets resulting from business acquisitions and equity method investments, net of tax, and gain on disposal or revaluation of investments, net of tax.

Recent Business Highlights

•                  In the second quarter of 2018, Vipshop’s total active customers grew by 6% year over year, demonstrating that its collaboration with Tencent and JD.com are starting to bear fruit. Vipshop’s JD flagship store currently has approximately 1.5 million followers. The number of new customers from these channels accounted for 24% of Vipshop’s total new customers for the quarter. The Company’s WeChat mini-program is particularly strong in acquiring new customers and reactivating dormant customers. The number of new customers from the Vipshop mini-program increased by more than 500% sequentially.

•                  In the second quarter of 2018, Vipshop’s average revenue per customer increased by approximately 12% year over year. During the quarter, 85% of customers were repeat customers, up from 79% in the prior year period, and approximately 96% of orders were placed by repeat customers, up from 93% in the prior year period.

•                  Vipshop launched approximately 400 official WeChat mini-programs for brands in the second quarter of 2018, aiming to capture opportunities present in the WeChat ecosystem with its brand partners.

•                  In the second quarter of 2018, Vipshop added a regional logistics hub in Shenyang, China. With this addition, the Company currently has six regional logistics hubs, located in Guangdong, Jiangsu, Sichuan, Tianjin, Hubei, and Liaoning. As of June 30, 2018, Vipshop has approximately 2.9 million square meters of total warehousing space, of which around 1.8 million square meters is owned by the Company.

•                  During the second quarter of 2018, Vipshop delivered approximately 99% of its orders through its in-house last mile delivery network, up from 95% in the prior year period. More than 81% of customer returns were handled directly by Vipshop’s last mile delivery network, up from 68% in the prior year period.

•                  As of June 30, 2018, approximately 1.9 million customers enrolled in Vipshop’s Super VIP Paid Membership Program, representing a 30% increase sequentially. In the second quarter of 2018, Vipshop and Tencent Video launched a joint membership program, offering even more value to all of their paid members.

•                  Vipshop recently added a number of popular domestic and international brands to its platform, including Mulberry and Repetto.

Second Quarter 2018 Financial Results

REVENUE

Total net revenue for the second quarter of 2018 increased by 18.4% year over year to RMB20.7 billion (US$3.1 billion) from RMB17.5 billion in the prior year period, primarily driven by the growth in the number of total active customers and the improvement in average revenue per customer.

GROSS PROFIT

Gross profit for the second quarter of 2018 increased by 4.8% to RMB4.0 billion (US$611.1 million) from RMB3.9 billion in the prior year period. Gross margin for the second quarter of 2018 was 19.5% as compared with 22.0% in the prior year period, primarily attributable to the Company’s investment into promotional activities.

OPERATING INCOME AND EXPENSES

Total operating expenses for the second quarter of 2018 were RMB3.9 billion (US$592.8 million), as compared with RMB3.4 billion in the prior year period. As a percentage of total net revenue, total operating expenses for the second quarter of 2018 decreased to 18.9% from 19.5% in the prior year period.

•                   Fulfillment expenses for the second quarter of 2018 were RMB1.9 billion (US$286.7 million), as compared with RMB1.6 billion in the prior year period, primarily reflecting an increase in sales volume and number of orders fulfilled. As a percentage of total net revenue, fulfillment expenses for the second quarter of 2018 decreased to 9.1% from 9.4% in the prior year period.

•                      Marketing expenses for the second quarter of 2018 were RMB899.6 million (US$135.9 million), as compared with RMB752.1 million in the prior year period. As a percentage of total net revenue, marketing expenses for the second quarter of 2018 remained stable at 4.3% year over year.

•                      Technology and content expenses for the second quarter of 2018 were RMB510.6 million (US$77.2 million), as compared with RMB447.8 million in the prior year period. As a percentage of total net revenue, technology and content expenses for the second quarter of 2018 decreased to 2.5% from 2.6% in the prior year period.

•                      General and administrative expenses for the second quarter of 2018 were RMB615.2 million (US$93.0 million), as compared with RMB578.8 million in the prior year period. As a percentage of total net revenue, general and administrative expenses for the second quarter of 2018 decreased to 3.0% from 3.3% in the prior year period.

Income from operations for the second quarter of 2018 was RMB400.3 million (US$60.5 million), as compared with RMB621.7 million in the prior year period. Operating margin for the second quarter of 2018 was 1.9% as compared with 3.5% in the prior year period.

Non-GAAP income from operations4 for the second quarter of 2018, which excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, was RMB594.8 million (US$89.9 million) as compared with RMB887.7 million in the prior year period. Non-GAAP operating income margin5 for the second quarter of 2018 was 2.9% as compared with 5.1% in the prior year period.

4  Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

NET INCOME

Net income attributable to Vipshop’s shareholders for the second quarter of 2018 increased by 76.4% year over year to RMB681.6 million (US$103.0 million) from RMB386.5 million in the prior year period. Net margin attributable to Vipshop’s shareholders for the second quarter of 2018 increased to 3.3% from 2.2% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS6 for the second quarter of 2018 increased to RMB0.99 (US$0.15) from RMB0.64 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the second quarter of 2018, which excludes share-based compensation expenses, impairment loss of investments, amortization of intangible assets resulting from business acquisitions and equity method investments, net of tax, and gain on disposal or revaluation of investments, net of tax, was RMB576.9 million (US$87.2 million) as compared with RMB672.6 million in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders7 for the second quarter of 2018 was 2.8% as compared with 3.8% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS8 for the second quarter of 2018 was RMB0.84 (US$0.13) as compared with RMB1.09 in the prior year period.

For the quarter ended June 30, 2018, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 701,354,977.

BALANCE SHEET AND CASH FLOW

As of June 30, 2018, the Company had cash and cash equivalents and restricted cash of RMB6.4 billion (US$971.2 million) and short term investments of RMB2.1 billion (US$312.7 million).

For the quarter ended June 30, 2018, net cash used in operating activities was RMB502.2 million (US$75.9 million), and free cash flow9, a non-GAAP measurement of liquidity, was as follows:

For the three months ended

	Jun 30, 2017 RMB’000	Jun 30, 2018 RMB’000	Jun 30, 2018 US$’000
Net cash used in operating activities	(273,753)	(502,235)	(75,900)
Add: Impact from Internet financing activities[10]	783,610	469,515	70,955
Less: Capital expenditures	(673,891)	(870,103)	(131,493)
Free cash flow out	(164,034)	(902,823)	(136,438)

5  Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.

6  “ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.

7  Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

8  Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders~~,~~ divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

9  Free cash flow is a non-GAAP financial measure, which means the operating cash flow adding back the impact from Internet financing activities and less capital expenditures, which include purchase of property and equipment, purchase and deposits of land use rights, and purchase of other assets.

For the trailing twelve months ended

	Jun 30, 2017 RMB’000	Jun 30, 2018 RMB’000	Jun 30, 2018 US$’000
Net cash from operating activities	1,914,083	187,270	28,301
Add: Impact from Internet financing activities[10]	2,850,206	1,990,180	300,763
Less: Capital expenditures	(2,801,534)	(2,901,367)	(438,465)
Free cash flow in/(out)	1,962,755	(723,917)	(109,401)

Business Outlook

For the third quarter of 2018, the Company expects its total net revenue to be between RMB17.3 billion and RMB18.1 billion, representing a year-over-year growth rate of approximately 13% to 18%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency conversions of RMB amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.6171 to US$1.00, the effective noon buying rate for June 29, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 29, 2018, or at any other rate.

Conference Call Information

The Company will hold a conference call on Tuesday, August 14, 2018 at 8:00 am Eastern Time or 8:00 pm Beijing Time to discuss its financial results and operating performance for the second quarter of 2018.

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200-654
Hong Kong:	+852-3018-6776
Conference ID:	#9653299

10  Impact from Internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing, supplier financing and cooperative lending that the Company provides to customers, suppliers and individuals.

The replay will be accessible through August 22, 2018 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	#9653299

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statements of cash flows, and the detailed footnote disclosure required by Accounting Standards Codification 270, Interim Reporting (“ASC270”), have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating income margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding share-based compensation expenses, impairment loss of investments, amortization of intangible assets resulting from business acquisitions and equity method investments, net of tax, and gain on disposal or revaluation of investments, net of tax. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenue. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenue. Free cash flow is the operating cash flow adding back the impact from Internet financing activities and less capital expenditures, which include purchase of property and equipment, purchase and deposits of land use rights, and purchase of other assets. Impact from Internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing, supplier financing and cooperative lending that the Company provides to customers, suppliers and individuals. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation, impairment loss of investments, amortization of intangible assets, and gain on disposal or revaluation of investments adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, impairment loss of investments, amortization of intangible assets and gain on disposal or revaluation of investments. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from Internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure and technology platform. Share-based compensation expenses and amortization of intangible assets have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Jessie Fan

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except per share data)

	Three Months Ended
	June 30,2017	June 30,2018	June 30,2018
	RMB’000	RMB’000	USD’000

Product revenues	17,036,222	20,103,555	3,038,122
Other revenues (1)	480,357	634,820	95,936
Total net revenues	17,516,579	20,738,375	3,134,058
Cost of revenues	(13,656,686)	(16,694,602)	(2,522,948)
Gross profit	3,859,893	4,043,773	611,110
Operating expenses:
Fulfillment expenses (2)	(1,644,074)	(1,897,097)	(286,696)
Marketing expenses	(752,148)	(899,581)	(135,948)
Technology and content expenses	(447,820)	(510,603)	(77,164)
General and administrative expenses (3)	(578,783)	(615,169)	(92,967)
Total operating expenses	(3,422,825)	(3,922,450)	(592,775)
Other operating income	184,669	278,960	42,157
Income from operations	621,737	400,283	60,492
Gain on disposal or revaluation of investments	55,615	309,059	46,706
Impairment loss of investments	(103,107)	0	0
Interest expenses	(19,259)	(39,003)	(5,894)
Interest income	29,684	62,272	9,411
Foreign exchange (loss) gain	(36,895)	79,557	12,023
Income before income taxes and share of result of affiliates	547,775	812,168	122,738
Income tax expenses (4)	(169,679)	(125,486)	(18,964)
Share of (loss) gain of affiliates	(7,293)	2,092	316
Net income	370,803	688,774	104,090
Net loss (income) attributable to noncontrolling interests	15,680	(7,130)	(1,077)
Net income attributable to Vipshop’s shareholders	386,483	681,644	103,013

Shares used in calculating earnings per share (5):
Class A and Class B ordinary shares:
—Basic	117,365,737	132,138,434	132,138,434
—Diluted	125,870,498	140,270,995	140,270,995

Net earnings per Class A and Class B share
Net income attributable to Vipshop’s shareholders—Basic	3.29	5.16	0.78
Net income attributable to Vipshop’s shareholders—Diluted	3.20	4.97	0.75

Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	0.66	1.03	0.16
Net income attributable to Vipshop’s shareholders—Diluted	0.64	0.99	0.15

(1) Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products,and inventory and warehouse management services to certain suppliers.

(2) Fulfillment expenses include shipping and handling expenses, which amounted RMB 887 million and RMB 1.14 billion  in the three month periods ended June 30,2017 and  June 30,2018, respectively.

(3) General and administrative expenses include amortization of intangible assets resulting from business acquisitions, which amounted to RMB 84 million and RMB 0.6 million in the three months period ended June 30,2017 and  June 30,2018, respectively.

(4) Income tax expenses include income tax benefits of RMB 21 million and RMB 0.2 million related to the reversal of deferred tax liabilities, which was recognized on business acquisitions for the three months period ended June 30,2017 and  June 30,2018, respectively.

(5) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

Net income	370,803	688,774	104,090
Other comprehensive income, net of tax:
Foreign currency translation adjustments	99,585	12,474	1,885
Unrealized gain from available-for-sale investments	13,899	0	0
Reclassification adjustment for gain included in net income	(55,615)	0	0
Comprehensive income	428,672	701,248	105,975
Less: Comprehensive (loss) gain attributable to noncontrolling interests	(15,680)	12,259	1,853
Comprehensive income attributable to Vipshop’s shareholders	444,352	688,989	104,122

	Three Months Ended
	June 30,2017	June 30,2018	June 30,2018
	RMB’000	RMB’000	USD’000
Share-based compensation expenses included are as follows
Fulfillment expenses	19,058	21,217	3,206
Marketing expenses	10,387	11,501	1,738
Technology and content expenses	54,331	62,542	9,452
General and administrative expenses	98,012	98,658	14,909
Total	181,788	193,918	29,305

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except per share data)

	December 31,2017	June 30,2018	June 30,2018
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9,973,891	6,050,756	914,412
Restricted cash	248,101	375,610	56,763
Short term investments	245,981	2,069,249	312,712
Accounts receivable, net	4,803,527	4,589,857	693,636
Amounts due from related parties	10,191	62,994	9,520
Other receivables and prepayments,net	3,674,196	3,964,418	599,117
Loan Receivables,net	0	308,333	46,596
Inventories	6,960,251	4,590,483	693,730
Total current assets	25,916,138	22,011,700	3,326,486
NON-CURRENT ASSETS
Property and equipment, net	6,660,825	7,099,064	1,072,836
Deposits for property and equipment	307,859	407,522	61,586
Land use rights, net	3,077,770	3,479,865	525,890
Intangible assets, net	400,994	354,980	53,646
Investment in equity method investees	66,334	462,474	69,891
Other investments	387,640	875,134	132,253
Available-for-sale investments	146,282	476,259	71,974
Other long-term assets	366,760	253,305	38,280
Goodwill	367,106	367,106	55,478
Deferred tax assets	285,112	348,540	52,673
Total non-current assets	12,066,682	14,124,249	2,134,507
TOTAL ASSETS	37,982,820	36,135,949	5,460,993

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Short term loans (Including short term loans of the VIE without recourse to the Company of nil and nil as of December 31, 2017 and June 30, 2018, respectively)	907,310	1,509,830	228,171
Accounts payable (Including accounts payable of the VIE without recourse to the Company of RMB 87,926 and RMB 35,588 as of December 31, 2017 and June 30, 2018, respectively)	11,445,109	8,408,841	1,270,774
Advance from customers (Including advance from customers of the VIE without recourse to the Company of RMB 965,275 and RMB 703,944 as of December 31, 2017 and June 30, 2018, respectively)	2,339,914	1,074,531	162,387
Accrued expenses and other current liabilities (Including accrued expenses and other current liabilities of the VIE without recourse to the Company of RMB 1,618,716 and RMB 1,629,227 as of December 31, 2017 and June 30, 2018, respectively)	3,537,151	3,339,296	504,646
Amounts due to related parties (Including amounts due to related parties of the VIE without recourse to the Company of RMB 616 and RMB 124 as of December 31, 2017 and June 30, 2018, respectively)	65,022	51,321	7,756
Deferred income (Including deferred income of the VIE without recourse to the Company of RMB 54,543 and RMB 85,958 as of December 31, 2017 and June 30, 2018, respectively)	203,179	260,618	39,386
Securitization debt (Including securitization debt of the VIE without recourse to the Company of nil and nil as of December 31, 2017 and June 30, 2018, respectively)	760,000	950,000	143,567
Convertible senior notes	0	4,164,637	629,375
Total current liabilities	19,257,685	19,759,074	2,986,062
NON-CURRENT LIABILITIES
Deferred tax liability (Including deferred tax of the VIE without recourse to the Company of RMB 4,224 and 3,920 as of December 31, 2017 and June 30, 2018, respectively)	17,007	5,842	883
Deferred income-non current (Including deferred income-non current of the VIE without recourse to the Company of RMB 838 and RMB 297 as of December 31, 2017 and June 30, 2018, respectively)	362,649	381,827	57,703
Convertible senior notes	4,094,903	0	0
Total non-current liabilities	4,474,559	387,669	58,586
TOTAL LIABILITIES	23,732,244	20,146,743	3,044,648

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 114,716,587 and 115,865,535 shares issued and outstanding as of December 31, 2017 and June 30, 2018, respectively)	74	75	11
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2017 and June 30, 2018, respectively)	11	11	2
Additional paid-in capital	8,715,995	9,084,348	1,372,859
Retained earnings	5,602,681	6,990,775	1,056,471
Accumulated other comprehensive loss	(24,242)	(37,764)	(5,708)
Noncontrolling interests	(43,943)	(48,239)	(7,290)
Total shareholders’ equity	14,250,576	15,989,206	2,416,345
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	37,982,820	36,135,949	5,460,993
	—	0	0

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	June 30,2017	June 30,2018	June 30,2018
	RMB’000	RMB’000	USD’000
Income from operations	621,737	400,283	60,492
Share-based compensation expenses	181,788	193,918	29,305
Amortization of intangible assets resulting from business acquisitions	84,161	607	92
Non-GAAP income from operations	887,686	594,808	89,889

Net income	370,803	688,774	104,090
Share-based compensation expenses	181,788	193,918	29,305
Impairment loss in investments	103,107	0	0
Gain on disposal, revaluation and value changes of investments	(55,615)	(309,059)	(46,706)
Tax effect of investment gain	0	9,967	1,506
Amortization of intangible assets resulting from business acquisitions and equity method investments	90,129	607	92
Tax effect of amortization of intangible assets resulting from business acquisitions	(21,040)	(152)	(23)
Non-GAAP net income	669,172	584,055	88,264

Net income attributable to Vipshop’s shareholders	386,483	681,644	103,013
Share-based compensation expenses	181,788	193,918	29,305
Impairment loss in investments	103,107	0	0
Gain on disposal, revaluation and value changes of investments	(55,615)	(309,059)	(46,706)
Tax effect of investment gain	0	9,967	1,506
Amortization of intangible assets resulting from business acquisitions and equity method investments	73,826	597	90
Tax effect of amortization of intangible assets resulting from business acquisitions	(16,965)	(149)	(23)

Non-GAAP net income attributable to Vipshop’s shareholders	672,624	576,918	87,185

Shares used in calculating earnings per share:
Basic ordinary shares:
Class A and Class B ordinary shares:
—Basic	117,365,737	132,138,434	132,138,434
—Diluted	125,870,498	140,270,995	140,270,995

Non-GAAP net income per Class A and Class B share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	5.73	4.37	0.66
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	5.47	4.22	0.64

Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	1.15	0.87	0.13
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	1.09	0.84	0.13